SECUI 11017437 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 18361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMERON, MURPHY & SPANGLER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 S. Oakland Avenue
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, CPA's
(Name – *if individual, state last, first, middle name*)

655 N. Central Ave. 17th Floor	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cameron, Murphy & Spangler, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GWEN D. JENKINS
COMM. # 1837899
NOTARY PUBLIC, CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 22, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMERON, MURPHY & SPANGLER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Balance Sheet	2
Statement of Comprehensive Income	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 9
Supplementary Information:	
Computation Of Net Capital Per Uniform Net Capital Rule 15c3-1	10
Reconciliation Of Net Capital	11
Other Unaudited Information	
Form SIPC-7T	12-13
Designation of Accountant	14-15

Stein & Company
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203

Member of the California Society of Certified Public Accountants
Phone: (818) 649-8350
Cell: (818) 634-2276

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Cameron, Murphy and Spangler, Inc.
Pasadena, California

We have audited the accompanying balance sheets of Cameron, Murphy and Spangler, Inc. as of December 31, 2010 and the related statements of comprehensive income, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cameron, Murphy and Spangler, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Stein & Company, CPA's

Glendale, California
February 22, 2011

CAMERON, MURPHY AND SPANGLER, INC.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current assets:		
Cash	$	332,748
Receivables from brokers and dealers		88,842
Marketable securities		798,041
Prepaid expenses		13,480
Total current assets		1,233,111
Net property and equipment		267,019
Long-term receivable		192,414
Due from related party		308,490
Total assets	$	2,001,034

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities -		
Due to profit sharing plan	$	18,151
Stockholders' equity		
Common stock, no par value, 200 shares authorized and issued, 100 shares outstanding		50,000
Retained earnings		1,932,883
Total stockholders' equity		1,982,883
Total liabilities and stockholders' equity	$	2,001,034

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commission income	$ 1,724,722
Expenses:	
Officer salaries	314,000
Commissions	268,798
Office salaries	136,200
Pension plan expense	134,819
Other operating expenses	75,594
Payroll taxes	50,808
Auto expenses	50,412
Employee benefits	42,823
Travel and entertainment	41,687
Office expenses	32,052
Legal and professional	29,023
Professional dues and associations	23,525
Telephone	19,928
Depreciation and amortization	18,130
Insurance	16,757
Taxes, licenses and regulatory fees	9,287
Consulting fees	7,701
Total operating expenses	1,271,544
Income before other comprehensive income	453,178
Other comprehensive income:	
Interest and dividends	47,587
Net income	$ 500,765

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock 200 shares authorized Outstanding Shares		Treasury Stock			
	shares	Amount	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2010	100	$ 50,000	100	$ (315,000)	$ 1,761,224	$ 1,496,224
Net income for the year ended December 31, 2010					500,765	500,765
Balance, December 31, 2010	100	$ 50,000	100	$ (315,000)	$ 2,261,989	1,996,989
Unrealized losses from marketable securities available for sale						(14,106)
						$ 1,982,883

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows provided by (used for) operating activities:		
Net income		$ 500,765
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation and amortization	18,130	
(Increase) decrease in assets:		
Receivables from brokers and dealers	(47,521)	
Prepaid expenses and other current assets	748	
Increase (decrease) in liabilities:		
Accounts payable	(13,025)	
Accrued expenses	(9,422)	
Due to profit sharing plan	18,151	
Net cash used for operating activities		(32,939)
Cash flows provided by (used for) investing activities:		
Acquisitions of property and equipment	(103,945)	
Purchases of marketable securities	(331,526)	
Decrease in due from stockholder	120,000	
Net cash (used for) investing activities		(315,471)
Increase in cash		152,355
Cash-beginning of year		180,393
Cash-end of year		$ 332,748

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

Cameron, Murphy and Spangler, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). All investments are maintained by brokerage companies and the Company does not own any of the funds it invests on behalf of its clients. The Company generally receives its revenues in the form of commissions, typically by the brokerage houses. Most of the Company's clients are located in the Southern California area.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Building, Property and Equipment

Plant, property and equipment are stated at cost. Depreciation is provided by the straight-line method over the useful lives of the related assets, from five to thirty years.

Bond Amortization

The Company amortizes bond premiums and discounts on the straight-line method over the remaining life of the bond, based on the date of purchase.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company's stockholders have elected to be taxed as an S-corporation and therefore the corporation incurs no Federal tax liability. Accordingly, any income or losses are taxed directly to the individual stockholders. The Company incurs a minimum state income tax liability.

Marketable Securities

In accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," the Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2010, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value, based upon quoted market price as determined in active markets, with unrealized gains and losses included as a component of accumulated other comprehensive income in the accompanying balance sheet. Most of the securities consist of various municipal bonds with varying rates of interest and maturity dates.

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $1,145,417 which exceeded its requirement by $1,045,417.

A computation of reserve requirements and information relating to possession and control are not applicable to Cameron, Murphy and Spangler, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (II).

2. BUILDING, PROPERTY AND EQUIPMENT

Plant, property and equipment consist of the following:

Property and equipment consist of the following:

Building	$ 248,000
Equipment, furniture and fixtures	188,812
Automobiles	154,200
Leasehold improvements	66,743
Land	62,000
	719,755
Less: accumulated depreciation	(452,736)
	$ 267,019

3. RELATED PARTY TRANSACTION

The Company has a loan outstanding to a relative of the stockholder. The loan is unsecured with interest at approximately 4% per annum. As the loan is not expected to be repaid within the year, it has been classified as non-current on the accompanying balance sheet. The loan is personally guaranteed by the stockholder of the Company.

4. UNSECURED LOAN

The Company has an unsecured loan outstanding for 192,414. Interest accrues at 1.5% below the Bank of England Base Rate, therefore no interest has been accrued. As the loan is not expected to be repaid within the year, it has been classified as non-current on the accompanying balance sheet.

5. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees who have one year of continuous service. Each year, the Company may elect to make a discretionary match of 20% of each employee's compensation, subject to legal limits. The Company's contributions are vested over a six year period. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

Contributions made by the Company for the year ended December 31, 2010 were $134,819.

6. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended December 31, 2010 for income taxes amounted to $800.

CAMERON, MURPHY AND SPANGLER, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2010

CREDITS				
Shareholders' equity				1,982,883
DEBITS				
Non allowable assets:				
Petty cash	$	200		
Net property and equipment		267,019		
Haircuts on securities		55,863		
Prepaid expenses		13,480		
Notes receivable		500,904		
TOTAL DEBITS				837,466
NET CAPITAL			$	1,145,417
6-2/3% of aggregate indebtedness in the amount of $1,210 or $100,000, whichever is greater			$	100,000
EXCESS NET CAPITAL			$	1,045,417
AGGREGATE INDEBTEDNESS				
Due to profit sharing plan				18,151
TOTAL AGGREGATE INDEBTEDNESS			$	18,151
Ratio of Aggregate Indebtedness to Net Capital				0.02:1.0

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
RECONCILATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2010

Net capital per FOCUS report, part II	$	1,177,629
Audit adjustments		(32,212)
Net Capital	$	1,045,417

See accompanying notes and independent auditors' report.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018361 FINRA DEC
CAMERON MURPHY & SPANGLER INC 21*21
170 S OAKLAND AVE
PASADENA CA 91101-2561

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4431
B. Less payment made with SIPC-6 filed (exclude interest) (2175)
7/10/10
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 2256
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 2256
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2256
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cameron Murphy & Spangler Inc.
(Name of Corporation, Partnership or other organization)
Donald R. Cameron
(Authorized Signature)
President
(Title)

Dated the 23 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1772,310

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 1,772310

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 1,772,310

2e. General Assessment @ .0025 $ 4431
(to page 1, line 2.A.)

DESIGNATION OF ACCOUNTANT
Sec Rule 17a-5(f)(2)

(i) **Broker/Dealer**

Firm Name: Cameron Murphy & Spangler, Inc.

Address: 170 South Oakland Avenue

Pasadena, CA 91101

Telephone Number: 626-449-1323

SEC Registration Number: 8-18361

CRD Registration Number: 6864

(ii) **Accounting Firm:**

Name: Stein & Company

Address: 655 N. Central Ave. 17th Floor Glendale CA 91203

Telephone: 818-634-2276

Accountant' Registration Number: 8-18361

(iii) **Audit date covered by the Agreement:**

Month: December **Day:** 31 **Year:** 2010

The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

☐ is for the annual audit only for the fiscal year ending ____*

☒ is of a continuing nature providing for successive annual audits

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the law of his place or residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place and residence or principal office. Lastly. I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in 17a-5(f)(1), NASD Regulation may deem the audit of the broker-dealer to no have been filed.

(By Firm's FINOP or President)

Signature: Donald R Cameron

Name: Donald R. Cameron

Title: President

Date: 2/25/11

Stein & Company
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor Phone: (818) 649-8350
Glendale, CA 91203 Cell: (818) 634-2276

Board of Directors
Cameron, Murphy & Spangler, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Cameron, Murphy & Spangler, Inc. for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period from January 01, 2010 to December 31, 2010, with the amounts reported in the general assessment reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Verified the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules; working papers and supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion of the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that would cause us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Cameron, Murphy & Spangler, Inc. taken as a whole.

Stein & Company, CPA's

Glendale, California
February 22, 2011

Stein & Company

Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*

655 N. Central Ave. 17th Floor
Glendale, CA 91203

Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Cameron, Murphy & Spangler, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cameron, Murphy & Spangler, Inc. for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties or anyone else not familiar with the adequacy of such procedures herein.

Stein & Company, CPA's

Glendale, California
February 22, 2011